[Letterhead of Clifford Chance US LLP]

October 31, 2008

Mr. Jim O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:	PowerShares Actively Managed Exchange-Traded Fund Trust
(File Nos. 333-147622, 811-22148)

Dear Mr. O’Connor:

Thank you for your oral comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Active U.S. Real Estate Fund (the “Fund”), an actively managed exchange-traded fund of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2008.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes are reflected in Post-Effective Amendment No. 4 to the Trust’s Registration Statement, which will be filed on EDGAR on or about October 31, 2008.

General

Comment 1.  Please confirm that the Fund is in compliance with the terms and conditions of the Trust’s exemptive order.

Response 1:  Based on the representations made to us by Management of the Trust, the Fund is in compliance with the terms and conditions of the Trust’s exemptive order.

Prospectus

Comment 2.  Please include the fee table numbers and the example numbers.

Response 2:  The fee table numbers and the expense numbers have been added.

Comment 3.  Please revise the title of the Section entitled “Tax Advantaged Product Structure,” to reflect the fact that a product investing primarily in REITs will not be as tax effective as a normal index exchange-traded fund.  Additionally, please discuss the possibility that the Fund will distribute capital gain distributions.

Response 3:          The title of the Section entitled “Tax Advantaged Product Structure” and the relevant disclosure has been revised accordingly.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Clifford R. Cone at (212) 878-3180.  Thank you.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss